**POLYMET MINING CORP.**
**ANNUAL GENERAL AND SPECIAL MEETING**
**FOR HOLDERS AS OF 5/14/14**
**TO BE HELD ON 7/9/14**

**Your vote is important. Thank you for voting.**

Read the Proxy Statement and have the voting instruction form below at hand. Please note that the telephone and Internet voting turns off at 11:59 p.m. ET the night before the meeting or cutoff date.

| | |
|---|---|
| **Vote by Internet:** | www.proxyvote.com |
| **Vote by Phone:** | 1-800-454-8683 |
| **Vote by Mail:** | Use the envelope enclosed |

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: M76038-P45756

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting. The following materials are available at www.proxyvote.com: Annual Report and Information Circular/Proxy Statement

PLEASE "X" HERE ONLY IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON ☐

**The Board of Directors recommends you vote FOR the following proposals:**

| | | For | Against |
|---|---|---|---|
| 1. | **Number of Directors** To set the number of Directors at eight (8). | ☐ | ☐ |

| | | For | Withhold |
|---|---|---|---|
| 2. | **Election of Directors** | | |
| 2a. | Jonathan Cherry | ☐ | ☐ |
| 2b. | Matthew Daley | ☐ | ☐ |
| 2c. | Dr. David Dreisinger | ☐ | ☐ |
| 2d. | W. Ian L. Forrest | ☐ | ☐ |
| 2e. | Alan R. Hodnik | ☐ | ☐ |
| 2f. | William Murray | ☐ | ☐ |
| 2g. | Stephen Rowland | ☐ | ☐ |
| 2h. | Michael M. Sill | ☐ | ☐ |

| | | For | Withhold |
|---|---|---|---|
| 3. | **Appointment of Auditors** Appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. | ☐ | ☐ |

| | | For | Against |
|---|---|---|---|
| 4. | **Approval of the Company's Articles** Approve the amendment to the Company's articles to include advance notice provisions when Shareholders are nominating candidates for election to the Board of Directors as more particularly set out in the Management Proxy Circular. | ☐ | ☐ |

**NOTE:** Such other business as may properly come before the meeting or any adjournment or postponement thereof.

Signature [PLEASE SIGN WITHIN BOX] Date